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          Cover Letter To Option Holders Accompanying Offer To Exchange

[THE FOLLOWING PARAGRAPH TO BE INSERTED INTO COVER LETTERS SENT BY E-MAIL] Accompanying the text of this email are 3 attachments ([1] Offer to Exchange, dated August 1, 2001; [2] Form of Acceptance Letter; and [3] Form of Withdrawal Letter). Also within this email is a link to a Lotus Notes library containing various additional documents (some of which have been issued to you in the past and may already be in your possession). When printed, the 3 attached documents and the documents within the Lotus Note library consist of approximately 30 and 130 pages, respectively. If you are located in either Omaha or Watford and have an immediate need or desire for printed copies of these documents, (1) do not immediately attempt to print all documents via a network printer, (2) limit your immediate printing of documents to the printing of this email and the three attached documents, and (3) pick up pre-printed copies of the documents within the Lotus Notes library from either Mary Ramsdell (Omaha - 224) or Bijal Shaw (Watford - 59 Clarendon
Road). Thank you.

                                  August 1, 2001

Dear Option Holder:

         Transaction Systems Architects, Inc. ("TSA") recognizes that many of the stock options granted under the ACI Holding, Inc. 1994 Stock Option Plan and the Transaction Systems Architects, Inc. 1996 Stock Option Plan and 1999 Stock Option Plan may not be providing the intended incentive to its valued employees and directors. In fact, the current economic and industry downturn has resulted in approximately 81% of the stock options currently held by employees being "underwater," that is, with an exercise price that is above the current market price of our Class A common stock (the "common stock").

         Accordingly, we are pleased to commence the offer to eligible employees and eligible directors to exchange certain currently outstanding options for new options expected to be granted on or about March 4, 2002. Our goal is to ensure that stock options continue to fuel employee and director commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

         There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

         o The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the eligible options tendered by such option holder and accepted for exchange.

         o The terms and conditions of the new options will be substantially similar to the terms and conditions of your eligible options that are tendered and accepted for exchange. The new options will have (a) an exercise price equal to the fair market value of the common stock on that grant date, (b) an 18 month, monthly vesting schedule that begins on that grant date, except that if executive officers tender options under the our 1994 Option Plan, their new options will vest 25% annually on each anniversary of that grant date, and (c) an expiration date of ten years from that grant date, except that certain new options granted to residents of the United Kingdom may have an expiration date of seven years from that grant date.

         o The per share exercise price of the new options granted to you will equal 100% of the fair market value of our common stock on the date we grant the new options.

         o You may only tender options for all or none of the shares of common stock currently subject to an option grant.


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         This offer is not open to the public. It is extended only to eligible employees and eligible directors of TSA or its subsidiaries as outlined in the Offer to Exchange. The information provided in the Offer to Exchange goes into greater detail on the eligibility requirements.

         There is no way to predict what the price of our common stock will be between now and on March 4, 2002, or thereafter. It is possible that the market price of our common stock on the date of grant of any new options will be higher than the current exercise price of eligible options. Thus, eligible employees and eligible directors should make a decision to participate in this offer only after careful, considered thought. TSA makes no recommendation as to whether you should participate in this offer.

         If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the Acceptance Letter to us at the address set forth below NO LATER THAN 11:59 P.M. Omaha, Nebraska time on August 28, 2001 by external mail only. DELIVERY BY FACSIMILE, E-MAIL, OR ANY FORM OF INTEROFFICE MAIL WILL NOT BE ACCEPTED.

         As soon as practicable after the date the new options are granted, we will deliver a new option agreement to each tendering option holder whose tendered options were accepted for exchange and cancelled by us.

         Direct any questions you may have about the offer or requests for assistance to:

                                    Eric Nipp
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                          Telephone No: (402) 778-1911
                            E-mail: nippe@tsainc.com

         If you with to tender your options for exchange, you must complete and submit your forms to:

                                  Mary Ramsdell
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154

         Highly motivated employees and directors are critical to making Transaction Systems Architects, Inc. the most valued company to our customers, stockholders, and employees and we hope that this program will further that goal. We thank you for your continued efforts on behalf of Transaction Systems Architects, Inc.

                                   Sincerely,

                                   /s/Lang G. Fendley